[Translation]

                                                                  April 12, 2007
To Whom It May Concern:

                                   Company Name:
                                       TOYOTA MOTOR CORPORATION
                                   Name and Title of Representative:
                                       Katsuaki Watanabe, President
                                   (Code Number: 7203
                                       Securities   exchanges  throughout
                                       Japan)
                                   Name and Title of Contact Person:
                                       Takuo Sasaki
                                       General    Manager,     Accounting
                                       Division
                                       Telephone Number: 0565-28-2121

                       Toyota Names New Executives

Tokyo--TOYOTA MOTOR CORPORATION (TMC) announced today planned executive changes to take effect following the ordinary general shareholders' meeting in June, as described below.


1. Newly Appointed Members of the Board of Directors (9 people)- Pending approval at this year's ordinary general shareholders' meeting in June.

-------------------------------------------------------------------------------
   Name                        New title                          Current title
-------------------------------------------------------------------------------
Koichi Ina              Senior Managing Director               Managing Officer
-------------------------------------------------------------------------------
Takeshi Yoshida         Senior Managing Director               Managing Officer
-------------------------------------------------------------------------------
Shinzo Kobuki           Senior Managing Director               Managing Officer
-------------------------------------------------------------------------------
Akira Sasaki            Senior Managing Director               Managing Officer
-------------------------------------------------------------------------------
Hiroshi Kawakami        Senior Managing Director               Managing Officer
-------------------------------------------------------------------------------
Tadashi Arashima        Senior Managing Director               Managing Officer
-------------------------------------------------------------------------------
Mamoru Furuhashi        Senior Managing Director               Managing Officer
-------------------------------------------------------------------------------
Satoshi Ozawa           Senior Managing Director               Managing Officer
-------------------------------------------------------------------------------
James E. Press          Senior Managing Director               Managing Officer
-------------------------------------------------------------------------------


2. Retiring Directors (4 people)- To retire on the same day as this year's ordinary general shareholders' meeting in June.

-------------------------------------------------------------------------------
     Name                       Current title
-------------------------------------------------------------------------------
Yoshimi Inaba              Executive Vice President and Representative Director
-------------------------------------------------------------------------------
Tetsuo Hattori             Senior Managing Director
-------------------------------------------------------------------------------
Hajime Wakayama            Senior Managing Director
-------------------------------------------------------------------------------
Yoshio Shirai              Senior Managing Director
-------------------------------------------------------------------------------

3. New Corporate Auditors (2 people) - Pending approval at this year's ordinary general shareholders' meeting in June.

----------------------------------------------------------------------
     Name                                     Current title
----------------------------------------------------------------------
Kunihiro Matsuo                           Attorney
----------------------------------------------------------------------
Yoshikazu Amano                           Managing Officer
----------------------------------------------------------------------


4. Retiring Corporate Auditors (2 people) - To retire on the same day as this year's ordinary general shareholders' meeting in June.

----------------------------------------------------------------------
     Name                                     Current Title
----------------------------------------------------------------------
Hideaki Miyahara                          Full-time Corporate Auditor
----------------------------------------------------------------------
Yasutaka Okamura                          Corporate Auditor
----------------------------------------------------------------------

5. New Managing Officers (11 people) - Pending approval at a board of directors' meeting following this year's ordinary general shareholders' meeting in June.

--------------------------------------------------------------------------------
     Name                      Current Title (at TMC, unless noted)
--------------------------------------------------------------------------------
Shigeki Suzuki           General Manager, Material Engineering Div. 1
--------------------------------------------------------------------------------
Katsutada Masumoto       General Manager, Overseas Service Field Operations Div.
--------------------------------------------------------------------------------
Yasushi Kohara           General Manager, Toyopet channel Operations Div.
--------------------------------------------------------------------------------
Shigeru Hayakawa         General Manager, Public Affairs Div.
--------------------------------------------------------------------------------
Hisayuki Inoue           General Manager, Global Planning Div.
--------------------------------------------------------------------------------
Hiroji Onishi            General Manager, IT & ITS Planning Div.
--------------------------------------------------------------------------------
Keiji Masui              General Manager, Production Control Div.
--------------------------------------------------------------------------------
Kenji Miura              General Manager, Operations Management Consulting Div.
--------------------------------------------------------------------------------
Kiyotaka Ise             Executive Chief Engineer, TOYOTA Development Center 2
--------------------------------------------------------------------------------
Katsuyuki Miyabayashi    General Manager, Product Planning Div.
--------------------------------------------------------------------------------
Didier Leroy             President, Toyota Motor Manufacturing France S.A.S.
--------------------------------------------------------------------------------


6. Retiring Managing Officers (4 people) - To retire on the same day as this year's ordinary general shareholders' meeting in June.

----------------------------------------------------------------------
     Name                                     Current Title
----------------------------------------------------------------------
Yoshikazu Amano                              Managing Officer
----------------------------------------------------------------------
Masamoto Maekawa                             Managing Officer
----------------------------------------------------------------------
Gary L. Convis                               Managing Officer
----------------------------------------------------------------------
Yasumori Ihara                               Managing Officer
----------------------------------------------------------------------

For Reference

Expected executive lineup following June 2007 ordinary general shareholders' meeting-- The appointment of the members of the Board and corporate auditors is to be officially approved by the shareholders at the ordinary general shareholders' meeting in June 2007. The managing directors and representative directors are to be officially approved by the members of the Board at the Board of Directors' meeting held following the ordinary general shareholders' meeting. The full-time corporate auditors are to be officially approved at the corporate auditors' meeting following the ordinary general shareholders' meeting.

i. Board of Directors (30 people)
--------------------------------------------------------------------------------
            Name                            New title
--------------------------------------------------------------------------------
Fujio Cho                   Chairman and Representative Director
--------------------------------------------------------------------------------
Katsuhiro Nakagawa          Vice Chairman and Representative Director
--------------------------------------------------------------------------------
Katsuaki Watanabe           President and Representative Director
--------------------------------------------------------------------------------
Tokuichi Uranishi           Executive Vice President and Representative Director
--------------------------------------------------------------------------------
Kazuo Okamoto               Executive Vice President and Representative Director
--------------------------------------------------------------------------------
Kyoji Sasazu                Executive Vice President and Representative Director
--------------------------------------------------------------------------------
Mitsuo Kinoshita            Executive Vice President and Representative Director
--------------------------------------------------------------------------------
Takeshi Uchiyamada          Executive Vice President and Representative Director
--------------------------------------------------------------------------------
Masatami Takimoto           Executive Vice President and Representative Director
--------------------------------------------------------------------------------
Akio Toyoda                 Executive Vice President and Representative Director
--------------------------------------------------------------------------------
Yukitoshi Funo              Senior Managing Director
--------------------------------------------------------------------------------
Takeshi Suzuki              Senior Managing Director
--------------------------------------------------------------------------------
Atsushi Niimi               Senior Managing Director
--------------------------------------------------------------------------------
Hiroshi Takada              Senior Managing Director
--------------------------------------------------------------------------------
Teiji Tachibana             Senior Managing Director
--------------------------------------------------------------------------------
Shinichi Sasaki             Senior Managing Director
--------------------------------------------------------------------------------
Akira Okabe                 Senior Managing Director
--------------------------------------------------------------------------------
Yoichiro Ichimaru           Senior Managing Director
--------------------------------------------------------------------------------
Shoji Ikawa                 Senior Managing Director
--------------------------------------------------------------------------------
Koichi Ina*                 Senior Managing Director
--------------------------------------------------------------------------------
Takeshi Yoshida*            Senior Managing Director
--------------------------------------------------------------------------------
Shinzo Kobuki*              Senior Managing Director
--------------------------------------------------------------------------------
Akira Sasaki*               Senior Managing Director
--------------------------------------------------------------------------------
Hiroshi Kawakami*           Senior Managing Director
--------------------------------------------------------------------------------
Tadashi Arashima*           Senior Managing Director
--------------------------------------------------------------------------------
Mamoru Furuhashi*           Senior Managing Director
--------------------------------------------------------------------------------
Satoshi Ozawa*              Senior Managing Director
--------------------------------------------------------------------------------
James E. Press*             Senior Managing Director
--------------------------------------------------------------------------------
Shoichiro Toyoda            Honorary Chairman
--------------------------------------------------------------------------------
Hiroshi Okuda               Senior Advisor
--------------------------------------------------------------------------------
*Newly appointed


ii. Corporate Auditors (7 people)
-------------------------------------------------------------------------------
            Name                                       New title
-------------------------------------------------------------------------------
Yoshikazu Amano*                             Full-time Corporate Auditor
-------------------------------------------------------------------------------
Chiaki Yamaguchi                             Full-time Corporate Auditor
-------------------------------------------------------------------------------
Masaki Nakatsugawa                           Full-time Corporate Auditor
-------------------------------------------------------------------------------
Yoichi Kaya                                  Corporate Auditor**
-------------------------------------------------------------------------------
Yoichi Morishita                             Corporate Auditor**
-------------------------------------------------------------------------------
Akishige Okada                               Corporate Auditor**
-------------------------------------------------------------------------------
Kunihiro Matsuo*                             Corporate Auditor**
-------------------------------------------------------------------------------
*Newly appointed
**Outside   corporate   auditors   set  forth  in  Article  2-16  of  the
Corporation Act of Japan


iii. Managing Officers (47 people)
-------------------------------------------------------------------------------
            Name                                       New title
-------------------------------------------------------------------------------
Iwao Nihashi                                 Managing Officer
-------------------------------------------------------------------------------
Seiichi Sudo                                 Managing Officer
-------------------------------------------------------------------------------
Yasuhiko Ichihashi                           Managing Officer
-------------------------------------------------------------------------------
Tadashi Yamashina                            Managing Officer
-------------------------------------------------------------------------------
Takashi Hata                                 Managing Officer
-------------------------------------------------------------------------------
Wahei Hirai                                  Managing Officer
-------------------------------------------------------------------------------
Tatehito Ueda                                Managing Officer
-------------------------------------------------------------------------------
Takashi Shigematsu                           Managing Officer
-------------------------------------------------------------------------------
Yuzo Ushiyama                                Managing Officer
-------------------------------------------------------------------------------
Takahiko Ijichi                              Managing Officer
-------------------------------------------------------------------------------
Toshio Furutani                              Managing Officer
-------------------------------------------------------------------------------
Tetsuo Agata                                 Managing Officer
-------------------------------------------------------------------------------
Senta Morioka                                Managing Officer
-------------------------------------------------------------------------------
Hironobu Inoue                               Managing Officer
-------------------------------------------------------------------------------
Kazuhiko Takarada                            Managing Officer
-------------------------------------------------------------------------------
Masayuki Nakai                               Managing Officer
-------------------------------------------------------------------------------
Toshiki Hayama                               Managing Officer
-------------------------------------------------------------------------------
Takahiro Iwase                               Managing Officer
-------------------------------------------------------------------------------
Akihito Tsuji                                Managing Officer
-------------------------------------------------------------------------------
Yoshihiko Masuda                             Managing Officer
-------------------------------------------------------------------------------
Nobuo Kobayashi                              Managing Officer
-------------------------------------------------------------------------------
Yoshimasa Ishii                              Managing Officer
-------------------------------------------------------------------------------
Tatsuya Kaneko                               Managing Officer
-------------------------------------------------------------------------------
Takeshi Shirane                              Managing Officer
-------------------------------------------------------------------------------
Masanao Tomozoe                              Managing Officer
-------------------------------------------------------------------------------
Katsunori Itasaka                            Managing Officer
-------------------------------------------------------------------------------
Tokuyuki Takahashi                           Managing Officer
-------------------------------------------------------------------------------
Real C. Tanguay                              Managing Officer
-------------------------------------------------------------------------------
Ryoichi Sasaki                               Managing Officer
-------------------------------------------------------------------------------
Seiho Kawakami                               Managing Officer
-------------------------------------------------------------------------------
Yasuhiko Yokoi                               Managing Officer
-------------------------------------------------------------------------------
Takahiro Fujioka                             Managing Officer
-------------------------------------------------------------------------------
Masanobu Kawase                              Managing Officer
-------------------------------------------------------------------------------
Yukio Nishikawa                              Managing Officer
-------------------------------------------------------------------------------
Hirofumi Muta                                Managing Officer
-------------------------------------------------------------------------------
Thierry Dombreval                            Managing Officer
-------------------------------------------------------------------------------
Shigeki Suzuki*                              Managing Officer
-------------------------------------------------------------------------------
Katsutada Masumoto*                          Managing Officer
-------------------------------------------------------------------------------
Yasushi Kohara*                              Managing Officer
-------------------------------------------------------------------------------
Shigeru Hayakawa*                            Managing Officer
-------------------------------------------------------------------------------
Hisayuki Inoue*                              Managing Officer
-------------------------------------------------------------------------------
Hiroji Onishi*                               Managing Officer
-------------------------------------------------------------------------------
Keiji Masui*                                 Managing Officer
-------------------------------------------------------------------------------
Kenji Miura*                                 Managing Officer
-------------------------------------------------------------------------------
Kiyotaka Ise*                                Managing Officer
-------------------------------------------------------------------------------
Katsuyuki Miyabayashi*                       Managing Officer
-------------------------------------------------------------------------------
Didier Leroy*                                Managing Officer
-------------------------------------------------------------------------------
*Newly appointed

For more Information, please contact Tomomi Imai/Paul Nolasco of the Corporate Communications Department, Public Affairs Division, Toyota Motor Corporation at 03-3817-9150/9161.